Filed by: CFW Communications Company
                           Pursuant to Rule 425 under the Securities Act of 1933
                                     Subject Company: CFW Communications Company
                                                     Commission File No. 0-16751








CFW COMMUNICATIONS

Photo of products and customers.

CFW Communications Overview
--------------------------------------------------------------------------------

o  Regionally-focused ICP concentrating on high-growth sectors
     -  PCS: 11.0MM pops
     -  Internet: 58 markets
     -  Wireline: CLEC (9 markets)
                  Long Haul
                  ILEC (3 markets)
o  Long operating history, founded in 1897
     -  Public for over 30 years
     -  Wireless services since 1991
o  Strong local presence and brand
o  Facilities-based
o  Established "mid-stage" telco
     -  Over 275,000 customers
     -  Over $500MM CAPEX from 1996-2000

Map of Virginia, West Virginia, Maryland, Portions of Pennsylvania, Portions of North Carolina, and Portions of Kentucky showing regions with:

PCS, CLEC AND Internet
PCS & ISP
PCS
Richmond-Norfolk PCS
CLEC and ISP
ILEC
AT&T Swap

The Transactions
--------------------------------------------------------------------------------

--------------------------------     -----------------------------------     --------------------------------
|                              |     |                                 |     |     Divestiture of           |
|       Preferred Stock        |     |        Debt Financing           |     |     Non-Core Assets          |
|  o $225MM from Welsh Carson  |     | o $325MM Senior Credit Facility |     | o Directory assistance       |
|  o $25MM from MSDW           |     | o $375MM Senior and             |     | o Communications towers      |
|                              |     |   Subordinated Notes            |     | o Additional non-core assets |
--------------------------------     -----------------------------------     --------------------------------
                  |                                 |      $700MM                     |
                  |                                 |                                 |
                  |       $250MM               ----------------    $60MM +            |
                  |                            |              |                       |
                  -----------------------------|     CFW      |------------------------
                  |                            |              |               Up to   |
                  |     $408.6MM +             ----------------               $250MM  |
                  |  Asset Swaps +                   |           3.7MM                |
                  |  Assumed Leases                  |           shares               |
------------------------------------   ----------------------------------    ---------------------------------------
|          Richmond-Norfolk        |   |                                |    |                                     |
|          PCS Acquisition         |   |      R&B Communications        |    |        VA and WVA PCS               |
|  o $408.6MM cash                 |   |            Merger              |    |        Alliance Recap               |
|  o Swap cellular assets of RSA 5 |   | o Stock-for-stock              |    | o Inter-company loan                |
|    and RSA 6                     |   | o Long-time partner in all key |    | o Refinance credit facilities       |
|  o Assume $20MM in capital leases|   |   businesses                   |    | o Pro forma ownership               |
|  o Contiguous PCS footprint      |   | o Consolidate ownership of PCS |    |   o 91.1% of Virginia Alliance      |
|                                  |   |   Alliances                    |    |   o 78.9% of West Virginia Alliance |
------------------------------------   ----------------------------------    ---------------------------------------


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

Esatblished Regional ICP
--------------------------------------------------------------------------------

Invested Capital
----------------
($MM)

[Graph]

        PCS     Other   Total
        ---     -----   -----
1996    98.1    21.0    119.1
1997    68.1    22.2    90.3
1998    63.6    20.8    84.4
1999    61.5    43.6    105.1
2000E   55.0    45.0    100.0


Customer Base
-------------
(000s)

[Graph]

         PCS    ILEC/CLEC     Internet     Total
         ---    ---------     --------     -----
1995              41.7                      41.7
1996              43.4           0.3        43.7
1997     23.8     45.5           4.8        74.1
1998     69.8     48.9           8.7       127.4
1999    122.1     59.3          47.3       228.7
2Q00    150.5     68.7          59.6       278.9

Richmond-Norfolk PCS Acquisition and AT&T Swap
--------------------------------------------------------------------------------
Expanding PCS footprint

o  Richmond-Norfolk PCS
     -  Rationale:
        o  Expansion of ICP footprint to adjacent market
        o  Increase on-net traffic with end-to-end connectivity
        o  39 company-owned distribution outlets
     -  Key operating metrics:
        o  3.0MM pops (20 MHz)
        o  83% covered
        o  87,955 subscribers
     -  Seamless integration

o  AT&T Swap - definitive agreement with AT&T to swap licenses in PA
     -  2.5MM new pops (10-15 MHz)
     -  No build-out requirement


Map of Virginia, West Virginia, Maryland, Portions of Pennsylvania, Portions of North Carolina, and Portions of Kentucky showing regions with:

Alliances and CFW (5.5MM pops)
Richmond-Norfolk PCS (3.0MM pops)
AT&T Swap (2.5MM pops)

R&B Communcations Merger
--------------------------------------------------------------------------------
Unifying companies with similar footprint and products

o  R&B Communications Overview
     -  Member of the VA and WV PCS Alliances (26% and 34%)
     -  12,323 ILEC access lines
     -  4,952 CLEC access lines
     -  2,332 Internet customers

o  PCS Alliances
     -  First CDMA provider in central and western VA and WV
     -  91.1% pro forma interest in VA Alliance
     -  78.9% pro forma interest in WV Alliance


Map of Virginia, West Virginia, Maryland, Portions of Pennsylvania, Portions of North Carolina, and Portions of Kentucky showing regions with:

CFW CLEC Service Area
R&B CLEC Service Area
CFW ILEC
R&B ILEC

Pro Forma Service Footprint
--------------------------------------------------------------------------------


           PCS
-----------------------------
o  11,032,828 PCS pops
o  150,499 PCS subscribers
o  580 cell sites

          Wireline
-----------------------------
o  51,435 ILEC access lines
o  17,305 CLEC access lines
o  727 route miles
o  59,624 Internet subscribers


Map of Virginia, West Virginia, Maryland, Portions of Pennsylvania, Portions of North Carolina, and Portions of Kentucky showing regions with:

PCS, CLEC and Internet
PCS & ISP
PCS
Richmond-Norfolk PCS
CLEC and ISP
ILEC
AT&T Swap

Fiber Network Expansion
--------------------------------------------------------------------------------

o  727 route miles

o  Fiber construction and swap activities
   -  500 new route miles to be completed in 4Q00
   -  1,500 route miles to be in service by EOY2000
   -  32,000 fiber route miles by EOY2000
   -  Charlottesville to Richmond to Norfolk planned in 2001

o  Connectivity to major cities

o  Best-in-class equipment
   (Lucent, Nortel, Siemens/Corning)

Map of Virginia, West Virginia, Maryland, Portions of Pennsylvania, Portions of North Carolina, and Portions of Kentucky showing Fiber Network expansion plans at:

  End of year 1999
  End of year 2000
  Planned

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

Pro Forma PCS Statistics

Subscribers
-----------
(000s)

[Graph]

        Alliance     PrimeCo       Total
        --------     -------       -----
1Q 99     19.1        68.6          87.7
2Q 99     24.2        73.6          97.8
3Q 99     30.5        74.8         105.3
4Q 99     43.3        78.9         122.2
1Q 00     54.3        86.4         140.7
2Q 00     62.5        88.0         150.5


Revenues and EBITDA
-------------------
($ MMs)

[Graph]

        EBITDA   Revenues
        ------   --------
1Q 99   (9.6)      15.1
2Q 99   (8.0)      16.6
3Q 99   (5.7)      17.2
4Q 99   (8.9)      19.6
1Q 00   (8.8)      21.2
2Q00    (4.1)      23.8


Monthly Customer Churn:
-----------------------

                          1Q 00       2Q 00
                          -----       -----
Richmond - Combined        4.8%        4.7%

Alliances
   Pre-Pay                 6.8%        7.4%
   Post-Pay                0.4%        2.9%
   Combined                1.9%        3.9%


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

PCS Operating Strategy
--------------------------------------------------------------------------------

o  Own and control licenses, network, distribution channels and brand

o  Focus on in-region market niche with localized marketing
     - Highly competitive intra-regional "one-rate" plans (88-94% of subscribers)
     -  National "one-rate" (6-12% of subscribers)

o  Expand robust digital CDMA PCS network

o  Emphasize customer service via consolidated selling effort and single bill

o  Target attractive markets
     -  Individual - convenience users in the 25-45 age group
     -  Business - regional small to medium sized businesses

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

PCS Spectrum and Market Coverage
--------------------------------------------------------------------------------

                                             Digital
    Company              Service           Launch Date      Spectrum      Market
    -------              -------           -----------      --------      ------
      CFW             CDMA Digital             1996        10 -40 Mhz        8
                           PCS
  Sprint PCS          CDMA Digital           1Q 1999      10 - 30 Mhz      8(1)
                           PCS
  Triton/AT&T         TDMA Digital           1Q 1999      10 - 30 Mhz        5
                           PCS
    ALLTEL           Digital/Analog         Incumbent        25 Mhz          6
                        Cellular           WL Cellular
    Verizon          Digital/Analog         Incumbent        25 Mhz          3
                        Cellular           WL Cellular
  US Cellular        Digital/Analog          2Q 1998         25 Mhz          4
                        Cellular

Note: (1) Includes wholesale agreements in six CFW markets

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

Wireline Overview
------------------
100% digital platform with best-in-class equipment


            CLEC
            ----
o  17,305 business access lines
o  9 markets; 11 COs
o  Interconnection agreements in
   VA, WV and TN with Sprint and
   Bell Atlantic/GTE


   Internet                          ILEC
   --------                          ----
o  59,624 customers      o  51,435 residential/business
o  58 markets               access lines
o  Dial-up access        o  Leading ILEC service provider in VA
o  DSL in 16 markets



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

Focused Wireline Service Area
--------------------------------------------------------------------------------

Map of Virginia, West Virginia, Maryland, Portions of Pennsylvania, Portions of North Carolina, and Portions of Kentucky showing regions with:

CLEC
ILEC

Integrated CLEC Operating Strategy
--------------------------------------------------------------------------------

o  Hybrid facilities-based/ "smart-build" strategy
     -  Leverage our fiber optic network and ILEC switching platform
     -  Remote switching in COs

o  Target businesses through a direct sales strategy

o  Bundle local service with long distance, DSL and digital PCS
     -  PCS service emphasized

o  Leverage local brand name recognition and strong customer service

o  Focus on long-term, sustainable revenues

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

Pro Forma CLEC Statistics
--------------------------------------------------------------------------------

Business Access Lines
---------------------
($000s)

[Graph]

        CFW     R&B   Total
        ---     ---   -----
1Q 99   0.9     1.6    2.5
2Q 99   2.3     2.6    4.9
3Q 99   4.0     3.1    7.1
4Q 99   5.8     3.8    9.7
1Q 00   8.9     4.4   13.3
2Q 00   12.4    5.0   17.3


Revenues and EBITDA
-------------------
($000s)

[Graph]

       EBITDA     Revenues
       ------     --------
1Q 99   (295)        647
2Q 99   (404)        884
3Q 99   (334)      1,132
4Q 99   (501)      1,453
1Q 00   (486)      2,013
2Q 00   (820)      2,180

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

Favorable ILEC Regulatory Environment
--------------------------------------------------------------------------------

o  No competition in ILEC markets to date, despite deregulation

o  ILEC operates under small company status, which is lightly regulated

o Virginia State Corporation Commission has taken a progressive stance on supporting the value of rural telephone companies and the role they play in economic development in these regions

o  Process for rate increases is less cumbersome than for large telcos


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

Pro Forma ILEC Statistics
--------------------------------------------------------------------------------

Access Lines
------------
(000s)

[Graph]

        CFW     R&B   Total
        ---     ---   -----
1Q 99   37.1   10.8   47.9
2Q 99   37.3   10.9   48.2
3Q 99   37.5   11.3   48.8
4Q 99   37.9   12.2   50.1
1Q 00   38.2   12.3   50.5
2Q 00   39.1   12.3   51.4


Revenues and EBITDA
-------------------
(000s)

[Graph]

        EBITDA   Revenues
        ------   --------
1Q 99   6,642      9,880
2Q 99   7,024     10,251
3Q 99   6,503     10,054
4Q 99   6,293     10,018
1Q 00   6,431     10,180
2Q 00   6,013     10,072

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

Internet Operating Strategy
--------------------------------------------------------------------------------

o  Broad product offering of fast and reliable services
     -  Offers local dial-up, dedicated and discounted bundled services
     -  All digital network
     -  Web hosting available
     -  Low modem-to-customer ratio (9:1)

o  24/7 customer care

o  High speed data services
     -  Aggressive rollout strategy
     -  DSL: offered in a growing number of markets in four states
     -  Wireless spectrum: LMDS (1.3MM POPs), MMDS (850,000) households


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

Pro Forma Internet Statistics
-----------------------------


Subscribers
-----------
(000s)

[Graph]

        CFW     R&B   Total
        ---     ---   -----
1Q 99   10.5    1.4   11.9
2Q 99   11.9    1.4   13.3
3Q 99   31.5    1.8   33.3
4Q 99   45.2    2.1   47.3
1Q 00   54.1    2.2   56.3
2Q 00   57.3    2.3   59.6


Revenues and EBITDA
-------------------
(000s)

[Graph]

        EBITDA   Revenues
        ------   --------
1Q 99   (249)        630
2Q 99   (325)        921
3Q 99   (249)      1,704
4Q 99     86       2,949
1Q 00    121       3,637
2Q 00    197       4,142

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

Extensive Retail Distribution Focused on Customer Care
--------------------------------------------------------------------------------

o  Sales force representatives
     -  106 retail
     -  30 business
     -  14 CLEC

o  39 company-owned retail outlets

o  Consolidated customer care centers
   and operations support systems for
   all products
     -  One-call access for all products and services
     -  Consolidated, itemized bill

Photo of retail center.

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

Pro Forma Historical Operating Statistics
--------------------------------------------------------------------------------

                          1995        1996         1997        1998        1999
                          ----        ----         ----        ----        ----
Subscribers
   PCS                       -           -       23,758      69,797     122,150
      % Growth               -           -            -      193.8%       75.0%
   Internet                  -         363        4,800       8,659      47,290
      % Growth               -           -     1,222.3%       80.4%      446.1%

Access Lines
   CLEC                      -           -            -       1,688       9,176
      % Growth               -           -            -           -      443.6%
   ILEC                 41,689      43,371       45,495      47,258      50,157
      % Growth              NA        4.0%         4.9%        3.9%        6.1%


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

Pro Forma Historical Financial Statistics
-----------------------------------------

Revenues
--------
($MM)

[Graph]

                 Wireline/
        PCS      Other
        ---      -----
1995       -     54.6
1996     0.7     62.1
1997    11.3     72.3
1998    36.0     85.0
1999    66.9     98.7


EBITDA
------
($MM)

[Graph]

                 Wireline/
        PCS      Other
        ---      -----
1995       -     26.3
1996   (14.9)    29.5
1997   (28.0)    34.9
1998   (30.5)    39.8
1999   (28.5)    37.6


Capital Expenditures
--------------------
($MM)

[Graph]

                 Wireline/
        PCS      Other
        ---      -----
1995    7.3      15.2
1996    98.1     21.0
1997    68.1     22.2
1998    63.6     20.8
1999    61.5     43.6


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

Investment Highlights

o  Transactions solidify position as regional PCS / ICP powerhouse

o  Region's first and largest PCS provider utilizing CDMA technology

o  Established, local CLEC and ILEC presence provides stable revenues

o  Explosive Internet growth increases bundled service offerings

o  Significant liquidity and financial flexibility

     -  Positive EBITDA
     -  $250MM of new preferred stock
     -  $175MM available at closing under senior credit facility
     -  $100MM+ in non-core assets available for sale

o  Experienced management team

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
WE URGE INVESTORS AND SECURITY HOLDERS TO READ CFW'S REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS RELATING TO THE MERGER TRANSACTION DESCRIBED ABOVE BECAUSE THEY
CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. THE REGISTRATION STATEMENT WAS FILED INITIALLY WITH THE COMMISSION ON AUGUST 8, 2000 AND WILL BE AMENDED BEFORE MAILING TO SHAREHOLDERS. Investors and security holders may obtain a free copy at the Commission's web site at www.sec.gov. The documents filed with the Commission by CFW may also be obtained for free from CFW by directing a request to CFW Communications Company, P. O. Box 1990, Waynesboro, Virginia 22980, Attn:
Investor Relations, telephone: (540) 946-3500. Certain of these documents may also be available on CFW's website at www.cfw.com or www.ntelos.com. READ THE DEFINITIVE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

24